This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase dated July 20, 2005 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of

Blair Corporation by Stephens Inc., the dealer manager for the Offer,

or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Blair Corporation

Up to 4.4 million shares of its common stock

At a purchase price of $42.00 Per Share

Blair Corporation, a Delaware corporation (“Blair”), is offering to purchase for cash up to 4.4 million shares of its common stock, without nominal or par value (the “Blair Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Blair is inviting its stockholders to tender their Blair Common Stock at a price of $42.00 per share (the “Purchase Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of shares of Blair Common Stock being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the proration and conditional tender provisions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, AUGUST 16, 2005, UNLESS THE OFFER IS EXTENDED.

The Board of Directors of Blair has approved the Offer. However, neither Blair nor its Board of Directors nor the dealer manager is making any recommendation to stockholders as to whether stockholders should tender or refrain from tendering their Blair Common Stock. Stockholders of Blair must make their own decision whether to tender their Blair Common Stock and, if so, how many shares of Blair Common Stock to tender. Stockholders should discuss whether to tender their shares of Blair Common Stock with their broker or other financial and tax advisors. The members of our Board of Directors have agreed not to tender any of their shares of Blair Common Stock in the tender offer and our senior management has agreed to restrict the amount they tender to no more than 25% of their holdings of Blair Common Stock. Furthermore, certain institutional stockholders have agreed to tender all of their shares of Blair Common Stock in the tender offer.

Blair will purchase 4.4 million shares of Blair Common Stock properly tendered and not properly withdrawn before the “expiration date” (as defined below), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price of $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer, including the proration and conditional tender provisions.

Under no circumstances will interest be paid on the Purchase Price for the Blair Common Stock, regardless of any delay in making such payment. All Blair Common Stock acquired in the Offer will be acquired at the Purchase Price. The term “expiration date” means 12:00 midnight, Eastern Time, on Tuesday, August 16, 2005, unless Blair, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by Blair, shall expire. Blair reserves the right, in its sole discretion, to purchase more than 4.4 million shares of Blair Common Stock under the Offer, subject to applicable legal requirements. For purposes of the Offer, Blair will be deemed to have accepted for payment (and therefore purchased) Blair Common Stock properly tendered and not properly withdrawn, subject to the proration and conditional tender provisions of the Offer, only when, as and if Blair gives oral or written notice to Computershare Trust Company of New York, the depositary for the Offer, of its acceptance for payment of such Blair Common Stock under the Offer. Payment for Blair Common Stock tendered and accepted for payment under the Offer will be made only after timely receipt by the depositary of certificates for such Blair Common Stock or a timely confirmation of a book-entry transfer of such shares of Blair Common Stock into the depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), or an “agent’s message” (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 4.4 million shares of Blair Common Stock, or such greater number of shares of Blair Common Stock as Blair may elect to purchase, subject to applicable legal requirements, have been properly tendered and not properly withdrawn prior to the expiration date, Blair will purchase such properly tendered and not properly withdrawn Blair Common Stock on a pro rata basis. If necessary to permit Blair to purchase 4.4 million shares of Blair Common Stock, or such greater number of shares of Blair Common Stock as Blair may elect to purchase, subject to applicable legal requirements, Blair Common Stock conditionally tendered and not properly withdrawn prior to the expiration date (for which the minimum tender condition specified by the stockholder was not initially satisfied) will, to the extent feasible, be selected for purchase by random lot; provided, however, to be eligible for purchase by random lot, stockholders whose shares of Blair Common Stock are conditionally tendered must have tendered all of their Blair Common Stock. All other shares of Blair Common Stock that have been tendered and not purchased will be returned to the stockholders promptly after the expiration date.

Blair expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Blair Common Stock by giving oral or written notice of such extension to the depositary and making a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. During any such extension, all Blair Common Stock previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Blair Common Stock.

On April 26, 2005 Blair announced the sale of its consumer receivable portfolio to a wholly owned subsidiary of Alliance Data Systems. Prior to the announcement of this tender offer, our Board of Directors considered alternatives for the use of the proceeds of the sale of our consumer receivable portfolio to the Alliance Data Systems subsidiary and our cash on hand. After such deliberations, our Board of Directors determined that the repurchase of our own shares at this time is a prudent use of some of our excess cash and is consistent with our goals of maximizing stockholder value and increasing our earnings per share. In particular, Blair believes that the Offer allows it to return cash to stockholders who elect to tender their Blair Common Stock and provides stockholders (particularly those with large stockholdings) with an opportunity to obtain liquidity with respect to their shares of Blair Common Stock.

Tenders of Blair Common Stock under the Offer are irrevocable, except that tendered Blair Common Stock may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Blair under the Offer, may also be withdrawn at anytime after 12:00 midnight, Eastern Time, on Wednesday, September 14, 2005. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares of Blair Common Stock to be withdrawn and the name of the registered holder of such Blair Common Stock. If the certificates for the shares of Blair Common Stock to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the tendering stockholder must also submit the serial numbers shown on such certificates to the depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase), unless such shares of Blair Common Stock have been tendered for the account of an eligible guarantor institution. If shares of Blair Common Stock have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares of Blair Common Stock and must otherwise comply with such book-entry transfer facility’s procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by Blair, in its sole discretion, whose determination will be final and binding on all parties. None of Blair, Computershare Trust Company of New York as the depositary, Georgeson Shareholder Communications Inc. as the information agent, Stephens Inc. as the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

In certain circumstances, a tendering stockholder whose shares of Blair Common Stock are purchased in the Offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal are being mailed promptly to record holders of Blair Common Stock whose names appear on the stockholder list of Blair and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Blair Common Stock.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS SHOULD READ THEM CAREFULLY BEFORE MAKING ANY DECISION REGARDING THE OFFER.

Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the address and telephone number set forth below and will be promptly furnished by Blair at its expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Blair Common Stock, stockholders are directed to contact the depositary.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (866) 729-6811

The Dealer Manager for the Offer is:

111 Center Street

Suite 2400

Little Rock, AR 72201

Call Toll Free: (800) 643-9691

July 20, 2005